

August 3, 2010

<u>Via U.S. Mail</u>

Martin Stremplat
BMW Auto Leasing LLC
Financial Services Vehicle Trust
300 Chestnut Ridge Road
Woodcliff Lake, NJ 07677

> **Re:** **BMW Auto Leasing LLC**
> **Financial Services Vehicle Trust**
> **Amendment No. 3 to**
> **Registration Statement on Form S-3**
> **Filed July 21, 2010**
> **File No. 333-166296**

Dear Mr. Stremplat:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Supplement</u>

<u>Summary of Transaction, page S-1</u>

1. Please provide this chart with the filing of your next amendment.

<u>Delinquencies, Repossessions and Loss Information, page S-40</u>

2. We note your response to our prior comment one. Please revise the footnote to include your representation regarding the percentage of total lease contracts 150+ days delinquent that are not charged off.

<u>Exhibit 24.2</u>

3. We note your response to our prior comment seven. Please revise to file a power of attorney conferring authority that complies with Item 601(b)(24) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, you may contact John Dana Brown at (202) 551-3859. If you need further assistance, you may contact me at (202) 551-3574.

Sincerely,

Julie F. Rizzo
Attorney-Adviser

cc: Reed D. Auerbach, Esq.
       Bingham McCutchen LLP
       Fax: (212) 752-5378